UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

BETTER BIODIESEL INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

08771R100

(CUSIP Number)

David M. Otto; The Otto Law Group, PLLC
601 Union St., Suite 4500, Seattle, WA 98101; (206) 262-9545

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 08771R100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Peter Kristensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Norway

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,625,000

	8.	Shared Voting Power N/A

	9.	Sole Dispositive Power 2,625,000

	10.	Shared Dispositive Power N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,625,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

The class of equity securities to which this Statement relates is shares of common stock, no par value (the “Common Stock”), of Better BioDiesel, Inc., a Colorado Corporation (the “Company”), with its principal executive offices located at 1400 West 400 North, Orem, Utah, 84057.

Item 2.	Identity and Background

This Statement is being filed by Peter Kristensen (the “Reporting Person”).  The Reporting Person has an address of 7668 Quicksilver Drive, Salt Lake City, Utah 84124.

The Reporting Person is the Vice President of Corporate Development and Director of the Company.  The Company is a producer of biodiesel fuel and biodiesel fuel additives.  The Company’s principal executive offices are located at 1400 West 400 North, Orem, Utah, 84057.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of Norway.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Person received the securities covered by this statement pursuant to that certain share exchange by and between the Company and Domestic Energy Partners, LLC, a Utah Limited Liability Company.

Item 4.	Purpose of Transaction

The Reporting Person acquired the securities referenced herein for investment purposes.

Subject to the limitations set forth herein and depending upon (i) the price and availability of the Common Stock, (ii) subsequent developments affecting the Company, (iii) the Company’s business and prospects, (iv) other investment and business opportunities available to the Reporting Person, (v) general stock market and economic conditions, (vi) tax considerations, and (vii) other factors deemed relevant, the Reporting Person may decide to increase or decrease the size of their investment in the Company.   Except as described in this Schedule 13D, the Reporting Person does not have any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of instructions to Schedule 13D.  However, the Reporting Person will continue to review the business of the Company and, depending upon one or more of the factors referred to above, may in the future propose that the Company take one or more of such actions.

Item 5.	Interest in Securities of the Issuer

(a)  As of the date hereof, the Reporting Person is the record and beneficial owner of 2,625,000 (two million six hundred twenty-five thousand) shares of common stock.  This number represents 8.61% of the issued and outstanding shares of common stock, based on 30,500,000 (thirty million, five hundred thousand) shares issued and outstanding as of September 29, 2006.

(b)  The Reporting Person has the sole power to vote or to direct the vote of the 2,625,000 (two million six hundred twenty-five thousand) shares of common stock held by him and has the sole power to dispose or to direct the disposition of the 2,625,000 (two million six hundred twenty-five thousand) shares of common stock held by him.

(c)  Transactions during the past 60 days: none.

(d)  Not applicable.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7.	Material to Be Filed as Exhibits
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 11, 2006
Date
/s/ Peter Kristensen
Signature
Peter Kristensen, VP of Corporate Development and Director
Name/Title